SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1) (1)


                   Chardan South China Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    15956C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 8, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,435,634

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,435,634


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,435,634

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.51%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,435,634

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,435,634

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,435,634

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.51%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                 [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     629,236

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     629,236

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     629,236

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.99%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    15956C105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     762,607

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     762,607

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     762,607

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.89%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   15956C105
          ---------------------

Item 1.  Security and Issuer.

     The name of the issuer is Chardan South China Acquisition Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 625 Broadway, Suite 1111, San Diego, California 92101, United States of America. This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a) This Amendment is being filed to report that the exercise price of the Issuer's warrants discussed in the Schedule 13D filed by the Reporting Persons on July 3, 2007 is $5.00, as opposed to $4.50 as was reported in the Schedule 13D filed on July 3, 2007. Both Jeffrey L. Feinberg, a United States citizen, and JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), beneficially own 20.51% of the Shares. Of this beneficial ownership, JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), beneficially owns 8.99% and JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS", and together with Jeffrey L. Feinberg, JLFAM and JLF1, the "Reporting Persons"), beneficially owns 10.89%.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 1,435,634 Shares, consisting of 629,236 Shares held by JLF1, 43,791 Shares held by JLF2, and 762,607 Shares held by JLFOS. The Reporting Persons acquired 689,350 of these Shares when they purchased the Issuer's units (the "Units"). Each Unit consists of one Share and two warrants. Each warrant entitles the holder to purchase one Share at a price of $5.00.

     There have been no other changes to the information previously reported in
Item 3 of the Schedule 13D previously filed by the Reporting Persons.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     There has been no change to the information previously reported in Item 4 of the Schedule 13D previously filed by the Reporting Persons.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     There has been no change to the information previously reported in Item 5 of the Schedule 13D previously filed by the Reporting Persons.

     The exercise price of the warrants reported in Exhibit B to the Schedule 13D filed by the Reporting Persons on July 3, 2007 is $5.00. Since the filing of the Schedule 13D on July 3, 2007, there have been no additional transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There has been no change to the information previously reported in Item 6 of the Schedule 13D previously filed by the Reporting Persons.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 5, 2007
-----------------------
(Date)

                                            /s/ Jeffrey L. Feinberg
                                            -----------------------
                                            Jeffrey L. Feinberg

                                            JLF Asset Management, L.L.C.
                                            By: /s/ Jeffrey L. Feinberg
                                                -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Partners I, L.P.
                                            By: JLF Asset Management, L.L.C.,
                                                its management company

                                            By: /s/ Jeffrey L. Feinberg
                                                -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Offshore Fund, Ltd.
                                            By: JLF Asset Management, L.L.C.,
                                                its investment manager

                                            By: /s/ Jeffrey L. Feinberg
                                               -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 1 to Schedule 13D dated July 5, 2007 relating to the Common Shares, par value $0.0001 per share, of Chardan South China Acquisition Corporation shall be filed on behalf of the undersigned.

                                            /s/ Jeffrey L. Feinberg
                                            -----------------------
                                            Jeffrey L. Feinberg

                                            JLF Asset Management, L.L.C.
                                            By: /s/ Jeffrey L. Feinberg
                                                -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Partners I, L.P.
                                            By: JLF Asset Management, L.L.C.,
                                                its management company

                                            By: /s/ Jeffrey L. Feinberg
                                                -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member

                                            JLF Offshore Fund, Ltd.
                                            By: JLF Asset Management, L.L.C.,
                                                its investment manager

                                            By: /s/ Jeffrey L. Feinberg
                                                -----------------------
                                            Name: Jeffrey L. Feinberg
                                            Title: Managing Member



July 5, 2007




SK 02717 0006 789499